March 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Answers Corporation Form S-3 filed January 18, 2006 File No. 333-131108

Dear Mr. Shuman:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2006 concerning the Company’s Registration Statement on Form S-3 (File No. 333-131108) filed with the Commission on January 18, 2006 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated February 13, 2006. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-3 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

 Form S-3

General

1.
We note your current report on Form 8-K, filed December 7, 2005, which discloses your acquisition of Brainboost Technology LLC. Please provide us with the significance tests of Rule 310(c)(2) of Regulation S-B used to evaluate the need for historical financial statements of Brainboost. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not including historical and pro forma financial statements under Rule 310(c) of Regulation S-B and the instructions to Form 8-K.

On December 26, 2005 the Company submitted a letter to Brad Skinner of the Staff attached hereto as Exhibit A, requesting a waiver of the requirement to file historical and pro forma financial statements of Brainboost. On January 2, 2006, the Company followed up with Mr. Skinner with the letter attached hereto as Exhibit B. On January 4, 2006, the Company spoke to Mr. Skinner who notified us that we did not have to file historical or pro forma financial statements of Brainboost

2.
If the acquisition of Brainboost was material to your business, you should revise your prospectus in accordance with Item 11(a) of Form S-3. In this regard, we note that the impact of the acquisition of Brainboost on your business and on your liquidity and future results of operations is not provided. Revise or advise.

On page 2 of Amendment No. 1 to Form S-3, we have added disclosure regarding the impact of the acquisition of Brainboost on our business and on our liquidity and future results of operations.

Ca1cu1ation of Registration Fee Table

3.
Please revise your calculation of registration fee table to include only the shares for which you are required to pay a new filing fee (i.e., the 439,382 shares that were not previously included in registration statement that has been declared effective). Please refer to Rule 429 of Regulation C for guidance on identifying shares from all other registration statements being combined with this registration statement and revise your disclosure in a manner similar to the disclosure provided in your previous registration statement (file no. 333-123906).

We have revised the registration fee table to include only the shares which the Company is required to pay a filing fee and included an explanatory note.

4.
We note your vague description in footnote (6) of the “400,389 shares previously registered by the Company in connection with its October 2004 IPO and 382 shares which were inadvertently left off Registration Statement No. 333-123906” (emphasis added). Revise to specifically identify the file number of the registration statement on which you registered shares for your “October 2004 IPO.” Were these shares part of the primary or secondary offering described in that document? Tell us if any of these shares were part of the approximately 500,000 shares included your subsequent resale registration statement (file no. 333-123906). Finally, in an appropriate section of your prospectus disclose the circumstances that led to 382 shares being “inadvertently left off’ registration statement 333-123906. Identify the shareholder(s) for which you are now registering those shares and disclose the consequences of your failure to include such shares in your previous registration statement. Were you contractually obligated to register such shares in your previous registration statement? Tell us when you discovered this error and the steps you took to ensure the shareholder(s) knew such shares remained restricted and could not be resold pursuant to registration statement 333-123906.

Upon further review of our previous registration statements and a careful analysis of the shares currently held by the Selling Stockholders, we believe that the 382 shares included in the Form SB-2 which we described as being “inadvertently left off” of Registration Statement No. 333-123906 were not left off of the Registration Statement. We have reconciled all of the shares owned by the Selling Stockholders and have discovered that 26,422 shares of Common Stock issuable upon exercise of Reload Warrants issued to WEC Partners LLC were not registered in Registration Statement No. 333-123906. Such 26,422 shares should have been registered in Registration Statement No. 333-123906 pursuant to an agreement dated as of February 4, 2005 between the Company and the holders of the Reload Warrants. We discovered this error during our review of the prior registration statement and an analysis of the Company’s internal records. We do not believe that WEC Partners LLC has been harmed since at no time during the period between the date of effectiveness of Registration Statement No. 333-123906 and March 21, 2006, has WEC Partners LLC attempted to exercise the 26,422 Reload Warrants and sell the underlying Common Stock, WEC Partners LLC has waived any registration payment penalties which the Company may be obligated to pay as a result of the failure to register the 26,422 Reload Warrants.

Cover Page

5.
Revise your disclosure here and throughout the prospectus to identify more clearly the shares being registered in this registration statement and the shares included in this registration statement pursuant to the combination with previous registration statements.

We have revised the disclosure throughout the prospectus to clearly identify the shares being registered in this registration statement and the shares included in this registration statement pursuant to the combination with previous registration statements.

Where You Can Find More Information, page 1
Incorporation of Documents by References, page 1

6.	Please move the disclosure in these two sections to a section of the prospectus not subject to Rule 421(d) of Regulation C.

We have moved the sections “Where You Can Find More Information” and “Incorporation of Documents by Reference” to page 14 of Amendment No. 1 to Form S-3.

Selling Stockholders, page 11

7.
Please expand the filing to describe the material transactions and relationships between you and each of the selling stockholders during the past three years. See Item 507 of Regulation S-B. Revise to provide a description of the material terms of issuance transactions through which each selling stockholder received the shares being offered for their account. Revise your selling stockholder table to identify the transaction(s) through which all named selling stockholder received the shares being offered, as well as the shares outstanding and the shares issuable upon the exercise of warrants.

On pages 10-13 of Amendment No. 1 to Form S-3 we have described all material transactions and relationships between the Company and each of the selling stockholders during the past three years, including a description of the material terms of issuance transactions through which each selling stockholder received the shares being offered for their account. In the footnotes to the Selling Stockholders table we have identified the transactions through which all the named selling stockholders received the shares being offered, as well as the shares outstanding and the shares issuable upon the exercise of warrants.

8.
Specifically, tell us the transaction through which Iroquois Capital, L.P. received the shares being offered for its account. In this regard, it appears from your calculation of registration fee table that these shares were previously registered. However, we note that this stockholder was not named as a selling stockholder in your registration statement 333-115424 and that only approximately 27,000 shares were registered for its account in your registration statement 333-123906.

We have been informed by Iroquois Capital, L.P. that 147,866 shares underlying Reload Warrants were assigned by Vertical Ventures, Inc. to Iroquois on May 25, 2005. In the April 2005 Form SB-2 Registration Statement No. 333-123906, Vertical Ventures was offering 344,372 shares underlying Reload Warrants and Amendment No. 1 to Form S-3 now reflects Vertical Ventures offering 196,506 shares of common stock underlying the Reload Warrants.

In addition, on May 25, 2005, Israel Seed III Annex Fund, L.P. and Seed Management Associates Ltd. sold to Iroquois 108,088 and 18,015 outstanding Bridge Warrants, respectively. These Bridge Warrants were listed on the Selling Stockholder table in the April 2005 Form SB-2 Registration Statement No. 333-123906.

9.
Please revise to state the names of the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Baretto Pacific Corporation, Petrocelli Industries, Inc., Rivington Investments, N.V., and Startups.com. Revise to state, if true, that the natural persons named in footnote (10) exercise voting and/or dispositive powers over the shares offered by Smithfield Fiduciary LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

On pages 12-13 of Amendment No. 1 to Form S-3 we have stated the names of the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Baretto Pacific Corporation, Petrocelli Industries, Inc. and Rivington Investments, N.V. We are no longer registering for resale the shares owned by Startups.com. In addition, we have disclosed the natural persons who exercise voting and/or dispositive powers over the shares offered by Smithfield Fiduciary LLC.

10.
We note your disclosure that Smithfield Fiduciary is an affiliate of a registered broker-dealer. Tell us whether any other selling stockholders are affiliates of a registered broker-dealer. If so, expand the prospectus to identify such affiliates and to indicate whether each selling shareholder affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Smithfield Fiduciary LLC has informed us that they no longer are affiliates of a registered broker-dealer. To our knowledge none of the selling stockholders are affiliates of a registered broker-dealer.

Part II

Signatures, page II 3

11.
Please provide the signature of or designate the person signing the registration statement in the capacity of your controller or principal accounting officer, or person performing similar functions. See the Instructions to Form S-3.

On the signature page of Amendment No. 1 to Form S-3, we have designated Steve Steinberg, the Company’s Chief Financial Officer as the principal financial officer.

Exhibit 5.1

12.
We note that in the legal opinion attached as exhibit 5.1 to the registration statement, your counsel opines that the securities “will be, when sold in the manner described in the Registration Statement, legally and validly issued, and fully paid and nonassessable.” Since at least the 439,000 shares issued in the acquisition of Brainboost and 7,800 shares issued to Baretto Pacific Corporation are currently outstanding, please revise also to opine on whether all outstanding shares being offered in this registration statement are legally issued, fully paid and nonassessable.

We have revised the legal opinion attached as exhibit 5.1 to opine on whether all outstanding shares being offered in this registration statement are legally issued, fully paid and nonassessable.

Form 10-KSB for the Fiscal Year Ended December 31,2004

Item 8A Controls and Procedures, page 31

13.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective “to ensure the timely collection, evaluation and disclosure of information relating to [y]our company that would potentially be subject to disclosure under the Exchange Act and the rules and regulations promulgated there under.” However, Item 307 of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as defined in Rule l3a-15(e) of the Exchange Act. Rule 13a-15(e) defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures are designed as defined in Rule 13a-15(e) and if your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon this definition. Please confirm that you will take this comment into consideration in preparing your future Item 307 disclosure.

We believe that our disclosure controls and procedures are designed as defined in Rule 13a-15(e) and our Chief Executive Officer and Chief Financial Officer reached their conclusions as to the effectiveness of our disclosure controls and procedures as stated in our Form 10-KSB for the year ended December 31, 2004 based upon such definition. We hereby confirm to the Staff that we will take this comment into consideration when preparing our future Item 307 disclosure.

14.
We note your disclosure that there was “no significant change in [y]our internal controls over financial reporting that could significantly affect internal controls subsequent to December 31, 2004.” Tell us if there were any changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will take this comment into consideration is preparing future Item 308(c) disclosure.

We hereby confirm that there were no changes in our internal controls over financial reporting that occurred during the quarter ended December 31, 2004 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will take this comment into consideration in preparing our future Item 308(c) disclosure.

15.
In your explanatory note to amendment no.1 to your Form 10-KSB, filed April 4, 2005, you indicate that the amendment was filed to more accurately describe certain agreements in MD&A, to correct a “discrepancy” in the amount of proceeds received from your IPO disclosed in Item 5, and to include a date inadvertently left off your auditor’s report. Since you included updates to your financial statements and related disclosure, tell us what consideration, if any, you gave to reassessing your Item 8A  disclosure in light of the need for such an amendment.

As set forth in the explanatory note that preceded the amendment to Form 10-KSB filed by the Company on April 4, 2005 (“Form 10-KSB”), the report was amended solely in order to address the following issues:

I)
The duration of lock-ups described in items 5 and 6 of Form 10-KSB were correct, yet we decided to present the information more clearly in the amendment by stating actual lock-up expiration dates instead of simply referring to a period, such as 12 or 18 months, or to the number of days that must lapse from a certain date. This clarification was meant to convey actual lock-up expirations in the most accurate fashion and appears in Item 5 under the subtitle “Lock-Up Agreements” and in Item 6, within the second risk factor listed under the subtitle “Risks Related to our Common Stock”;

II)
The figure representing the Company’s IPO proceeds referred to in Items 5 (under the subtitle “IPO”) and 6 (within the second risk factor under the subtitle “Risks Related to our Business”) of Form 10-KSB was not erroneous, yet there was a discrepancy between the two inasmuch as the Item 5 reference rounded the figure down, to “approximately $10,700,000” and the Item 6 reference rounded the figure up, to “approximately 10,800,000”. For better consistency, we used the amendment in order to accurately refer to the rounded-up figure, $10,800,000. We also seized this opportunity to correct a drafting error in the reference in said Item 6, whereby the erroneous words “net of proceeds”, were replaced with the correct phrase: “net of underwriters discounts and commissions and other offering expenses”;

III)	We corrected the Report of Independent Registered Public Accounting Firm by adding the date of such report, which was inadvertently missing from the copy filed with Form 10-KSB; and

IV)
We corrected a typo in Exhibit 10.13 attached to Form 10-KSB, which referred to an exercise price of $11.10 instead of $11.00. This error resulted from a typo of our printers during the process of edgarizing the document. Unfortunately, our review of our printers’ work product did not uncover this very slight mistake.

With the exception of the above, no attempt was made to modify or update other disclosures presented in the Form 10-KSB. We would like to clarify and stress that the corrections made did not involve updates to our financial statements and related disclosures.

It is our belief that the very slight clarifications made in the framework of the amendment and the minor errors identified and corrected by the Company between Thursday, March 31, 2005 and Monday, April 4, 2005 do not pose a reason for reassessing our Item 8A disclosure as to the Company’s disclosure controls and procedures.

Form 10-QSB for the Quarter Ended January 31, 2005

Item 3. Controls and Procedures, page 21

16.
We note that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. However, Rule 13a-15(e) further defines disclosure controls and procedures as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely’ decisions regarding required disclosure. Tell us whether your CEO and CFO reached their conclusions as to the effectiveness of your disclosure controls and procedures based upon the entire definition set forth in Rule 13a-15(e). Please confirm that you will take this comment into consideration in preparing your future Item 307 disclosure. This comment also applies to your Item 3 disclosure in your Forms 10-QSB for the quarters ended June 30 and September 30, 2005.

We believe that our disclosure controls and procedures are designed as defined in Rule 13a-15(e) and our Chief Executive Officer and Chief Financial Officer reached their conclusions as to the effectiveness of our disclosure controls and procedures as stated in our Form 10-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 based upon such definition. We hereby confirm to the Staff that we will take this comment into consideration when preparing our future Item 307 disclosure.

17.
We note your disclosure that “a control system, no matter how well designed and operated, is based in part upon certain assumptions about the likelihood of future events, and therefore can only provide, [sic] reasonable, not absolute, assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, within a company have been detected.” Please tell us whether you designed your disclosure controls and procedures to provide reasonable assurance of achieving their objectives and whether your principal executive and principal financial officers concluded that your disclosure controls and procedures were effective at such reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283. Please confirm that you will take this comment into consideration in preparing your future disclosure or, in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. This comment also applies to your Item 3 disclosure in your Forms 10-QSB for the quarters ended June 30 and September 30, 2005.

In connection with our Form 10-QSB for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, we believe that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at such reasonable assurance level. We hereby confirm that we will remove the reference to the level of assurance of our disclosure controls and procedures in future disclosure.

Very truly yours,

/s/ Jeffrey J. Fessler

LOGO	Building Jerusalem Technology Park The Tower Jerusalem 91481 Israel Tel: +972-2-649-5000 Fax: +972-2-649-5001 www.answers.com

Exhibit A

December 26, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Brad Skinner

Dear Mr. Skinner:

Answers Corporation (the “Company”) is the creator, developer and operator of an Internet-based search and information service, www.answers.com (“Answers.com”), providing end-users with aggregated reference-related content.

On December 1, 2005, the Company purchased the entire membership interests of Brainboost Technology, LLC, a Delaware limited liability company (“Brainboost”). We believe that this purchase, which is significant under the definition contained in S-X Rule 1-02(w), was substantially an acquisition of assets, and therefore, under S-X Rule 3-05, we are not required to file historical financial statements for Brainboost. The purpose of this letter is to obtain concurrence from the SEC staff of our position.

Background Regarding the Transaction

On December 1, 2005 (the “Closing Date”), the Company, Brainboost Partnership, a New York general partnership, Assaf Rozenblatt, an individual (“Rozenblatt”), Edo Segal, an individual and Jon Medved, an individual (collectively, the “Seller Partners”), entered into a Purchase Agreement (the “Agreement”), pursuant to which the Company purchased the entire membership interests of Brainboost from Brainboost Partnership (the “Acquisition”).

The Company, as a result of the Acquisition, owns the assets belonging to Brainboost (an entire list of the assets owned by Brainboost on the Closing Date is included in a representation letter appended to the Agreement, a copy of which is attached hereto as Exhibit A; the “Assets”). Of the Assets, the primary asset is comprised of the software and all other intellectual property rights associated with a functionality known as the Brainboost Answer Engine, an artificial intelligence technology targeting natural language search on the World-Wide-Web (the “BAE”), including, among other things, all source code and object code underlying the BAE. Pursuant to the Agreement, the Company paid Brainboost Partnership an aggregate of $4,000,000 in cash and 439,000 shares of common stock of the Company, valued at approximately $5.7 million on the Closing Date.

The stock consideration is subject to a lock-up agreement. Further, according to the Agreement, the Brainboost Partnership is entitled to certain price protection rights, whereby a drop of the Company’s stock price below a certain threshold, within a certain timeframe, would trigger Brainboost Partnership’s right to receive from the Company certain compensation for the reduction in the stock consideration’s value.

In addition, on the Closing Date, the Company entered into an employment agreement with Rozenblatt. Pursuant to the employment agreement, Rozenblatt has joined the Company as Director of Natural Language Research and will be in-charge of the integration and further development of the BAE within Answers’ systems and proprietary products.

Further details regarding this transaction can be found in our Form 8-K, filed with the SEC on December 7, 2005, Commission File No. 1-32255.

History of Brainboost and the BAE

In early 2003, Rozenblatt, a computer scientist, started developing the BAE with the goal of creating a search engine that would deliver on the promise of providing short concise answers to natural language queries in English. The first version of the BAE was made available to the public at www.Brainboost.com in July 2003. Rozenblatt created and developed the first version of the BAE, individually, and not through any partnership, corporation or other business form. Subsequently, Rozenblatt formed a general partnership with the other Seller Partners. Rozenblatt, Segal and Medved own 70%, 15% and 15% of the general partnership interests of Brainboost Partnership, respectively. Based on Brainboost Partnership’s unaudited tax-basis statements of operations and other information we received from the Seller Partners: (1) None of the Seller Partners earned a salary for their efforts on behalf of Brainboost Partnership; (2) The Brainboost Partnership earned no revenue prior to 2005; (3) In April 2005, www.Brainboost.com began displaying Google key word ads, through the Google AdSense program (“Google Ads”), to help cover monthly web hosting costs; (4) The revenues from such ads were not material, and amounted to approximately $9,000 over the eight-month period ending November 30, 2005; and (5) Brainboost Partnership’s expenses in each of the periods, calendar 2004 and the 8-months ending August 31, 2005, were under $10,000.

On November 23, 2005, Brainboost Partnership formed Brainboost and assigned the Assets to Brainboost for the purpose of consummating the Acquisition in a manner that Brainboost Partnership deemed beneficial to the Seller Partners, from a tax perspective, among other reasons. A week later, Brainboost Partnership and the Company closed on the Acquisition.

Issue

S-X Rule 3-05 requires a registrant to file historical financial statements for an acquired business if such business is significant to the registrant as defined in S-X Rule 1-02(w). The first step in applying S-X Rule 3-05 is to determine whether we have acquired a business or assets.

S-X Rule 11-01(d) identifies criteria that should be considered in determining whether an acquisition constitutes a business. S-X Rule 11-01(d) states:

For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.

S-X Rule 11-01(d) states further:

A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business.

Due to the nature of Brainboost and the Brainboost Partnership, it is our belief that the above presumption is not applicable to the particulars of the Acquisition. S-X Regulation §210.11-01(d) delineates certain facts and circumstances, which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business. While, in our instance, we did not purchase a lesser component of an entity, but rather, all the assets of an entity, nevertheless, we believe that those facts and circumstances are relevant to this discussion. An analysis of such facts and circumstances will, in our opinion, demonstrate there is not sufficient continuity of the acquired entity's operations after the transaction so that disclosure of prior financial information is not material to an understanding of future operations.

The following points are the facts and circumstances delineated in S-X Regulation §210.11-01(d), with our comments on how they relate to the Acquisition.

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction

Rozenblatt’s and Brainboost Partnership’s purpose and activity focused on the creation of a cutting-edge artificial intelligence technology targeting natural language search. Rozenblatt’s efforts never actually reached the stage of implementing material revenue-producing activities. The Google Ads were simply a means to defray, to a certain extent, the Seller Partners’ costs and did not constitute a serious attempt at producing revenue at a commercial level. The Google Ads, approximating $9,000 in the eleven months ending November 30, 2005, are immaterial to the Company and to any entity valued at $9.7 million. After considering various alternatives, including raising venture capital, the Seller Partners decided to sell the technology rather than build a business. As a result of this Acquisition, revenue-producing activities will commence, in earnest, which was not the case prior to the Acquisition. Thus, we believe that the nature of the revenue-producing activity associated with the Assets will not remain the same as before the Acquisition.

More significantly, over the course of the next several months, the Company plans to integrate the core technology we purchased, the BAE, into our own internet-based search and information service, Answers.com, a service different than the search services offered by Brainboost Partnership via www.Brainboost.com. Even after the integration of the BAE into Answers.com, Answers.com will be different than www.Brainboost.com, both in terms of the services offered and “look-and-feel”. Thus, the nature of the revenue-producing activity of the Assets will not be the same as prior to the Acquisition.

The web site www.Brainboost.com delivers answers to end-user generated natural language questions by identifying pages on the web that contain sentences or phrases that appear to answer such specific questions. Additionally, the technology feeds on previous results by accessing its own database of previous queries and answers. In contrast, Answers.com is topic-based, much as an encyclopedia is built of entries that the reader looks up by name.

Answers.com offers users a distinctive integrated page of reference information, by scouring its own database of over 1 million unique licensed content topics. One of the important goals of the integration is to apply the BAE’s proprietary natural language capabilities to Answers.com’s own library of licensed content. As a result, it is the Company’s plan that in cases where Answers.com contains the information that answers an end-user’s question, the results will be extracted by the BAE from the Company’s internal content-base. Thus, the BAE technology is envisioned to complement the Company’s existing services, as our product, enhanced by the BAE, will soon be capable of handling not only simple queries such as the term “calculus”, but rather also more specific question-format queries such as “Who invented calculus?”. Notwithstanding, the Company does plan to use the BAE to present information extracted from pages on the vast World-Wide-Web and the database of previous queries and answers, as well, as was the function of the BAE prior to the Acquisition and at present.

We refer the SEC Staff to the websites www.Answers.com and www.Brainboost.com if you wish to experience, first-hand, the differences noted above.

As stated above, we plan to integrate the BAE into Answers.com. Until the integration process is complete, we plan on offering BAE-type services through www.Brainboost.com, although we have removed the Google Ads from the result pages on this site, and therefore, we are not earning revenues from such activity. Our primary reason for continuing the operation of www.Brainboost.com during this interim period relates to public relations considerations. Investors and business partners often wish to “touch and feel” the new technology purchased, and we find it convenient directing them to www.Brainboost.com. In all likelihood, we will redirect traffic from www.Brainboost.com to Answers.com subsequent to the full integration of the BAE into Answers.com.

or
(2)	Whether any of the following attributes remain with the component after the transaction:

(i) Physical facilities - We are not maintaining any of Brainboost Partnership’s physical facilities. However, as noted earlier, we continue to maintain and operate www.Brainboost.com for reasons noted above.

(ii) Employee base - Brainboost Partnership had no paid employees. While the BAE developer, Rozenblatt, has signed an employment agreement with the Company, effective December 5, 2005, for a one-year term (a copy of which was filed as Exhibit 10.3 to the Form 8-K, filed with the SEC on December 7, 2005, Commission File No. 1-32255), the primary purpose of the employment agreement is to assist with the integration of the BAE into Answers.com. There are no commitments to retain Mr. Rozenblatt beyond his one-year employment term. The other two individuals amongst the Selling Partners, whose primary role was assisting the Brainboost Partnership in “business” matters and/or matters relating to the sale of the BAE, have assumed no role with the Company.

(iii) Market distribution system - Brainboost Partnership distributed and marketed the BAE through its website, www.Brainboost.com. As noted earlier, we plan to integrate the BAE into Answers.com. We no longer monetize www.Brainboost.com through ads. The primary reason for continuing services at Brainboost.com during this interim period relates to public relations considerations, and, in all likelihood, we will redirect traffic from www.Brainboost.com to Answers.com subsequent to the integration of the BAE into Answers.com.

(iv) Sales force - We did not acquire any sales force in connection with the Acquisition.

(v) Customer base - See “Market Distribution System” above. The only customers of Brainboost that we are aware of are the users of www.Brainboost.com.

(vi) Operating rights - The only Brainboost Partnership operating rights that we are aware of are its web hosting and Google Ads contracts. We have acquired neither of those rights.

(vii) Production techniques - Not applicable. Brainboost Partnership has no production techniques we are aware of.

(viii) Trade names - Although the Company acquired the domain name www.brainboost.com and a trademark application for the name “AnsweRank” as part of the Acquisition, we expect that upon the conclusion of a valuation study relating to the each of the individual Assets, currently underway, little value will be attributed to such assets. Also, the Company is not pursuing a trademark for the Brainboost name.

Thank you for your consideration. If you have any questions concerning this request, please call me at 866-576-0349.

Sincerely,

/s/ Steven Steinberg
__________________
Steven Steinberg
Chief Financial Officer

LOGO	Building Jerusalem Technology Park The Tower Jerusalem 91481 Israel Tel: +972-2-649-5000 Fax: +972-2-649-5001 www.answers.com

Exhibit B

January 2, 2005

Via Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Brad Skinner

Re: Acquisition of Brainboost Technology, LLC
Dear Mr. Skinner:

Reference is hereby made to our letter dated December 26, 2005 addressed to you in connection with the above matter (“Letter”).

We have identified an error on page 5 of the Letter, in the paragraph beginning with the words: “(ii) Employee base”. Said paragraph included reference to an employment agreement entered into between Answers Corporation and Mr. Assaf Rozenblatt (“Agreement”) and inadvertently mentioned a one-year term of such Agreement. In fact, the Agreement does not specify an employment term.

Upon your review of the Letter and consideration of our request therein, kindly replace the Letter’s above mentioned paragraph with the following:

“(ii) Employee base - Brainboost Partnership had no paid employees. While the BAE developer, Rozenblatt, has signed an employment agreement with the Company, effective December 5, 2005 (a copy of which was filed as Exhibit 10.3 to the Form 8-K, filed with the SEC on December 7, 2005, Commission File No. 1-32255), the primary purpose of his employment is to assist with the integration of the BAE into Answers.com. The other two individuals amongst the Selling Partners, whose primary role was assisting the Brainboost Partnership in “business” matters and/or matters relating to the sale of the BAE, have assumed no role with the Company.”

Sincerely,

/s/ Steven Steinberg
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Steven Steinberg
Chief Financial Officer